SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  Salton, Inc.
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                                (Name of Issuer)

                                     common
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                         (Title of Class of Securities)

                                   795757103
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                                 (CUSIP Number)

   William Koplovitz, 145 Central Park West, 24C, NYC NY 10023, (212) 874-0466
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 17, 2001
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             (Date of Event Which Requires Filing of This Statement)

                         (Continued on following pages)

                               (Page 1 of _ Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D                Page _ of __ Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      J. C. Investments, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |x|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Tennessee
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                  7     SOLE VOTING POWER

                                0 common/0 calls
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      254,603
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                       0 common/0 calls
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                    0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             254,603
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .022% common shares/0% calls
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14    TYPE OF REPORTING PERSON*

             PN (Limited)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

Class of Equity Securities: common stock
Name of Issuer: Salton, Inc. (SFP, NYSE)
Principal Executive Office: 550 Business Center Drive
Mount Prospect, IL 60056

Item 2. Identity and Background

Name of Entity: J C Investments, L.P.
State of Organization: Tennessee
Principal Business: Owning, selling and Managing equity investments in various publicly traded companies
Principal Office Address: 137 Bruce Street, Suite 1, Sevierville, TN 37862
(d) no
(e) no
Name of General Partner of Entity: Jenco Capital Corporation
State of Organization: Tennessee
Principal Business: Investments
Principal Office Address: 137 Bruce Street, Suite 1, Sevierville, TN 37862
(d)
(e)

Item 3. Source and Amount of Funds or Other Consideration

Source and Amount of Funds used in making the purchases: n/a -- shares sold Personal Funds of the Entity: $0 Affiliate Funds: $0

Item 4. Purpose of Transaction

As is required by [Section] 240.13d-2 of Regulation 13D, an amended Schedule 13d must be filed when any "material increase or decrease in the percentage of the class beneficially owned" occurs. On December 6, 2000, our group filed a
Schedule 13D form announcing we beneficially owned more than five percent (5%) of the outstanding stock of Salton, Inc. As of September 17, 2001, this figure has decreased to two and twenty one hundredths percent (2.2%) of the total outstanding shares of stock of Salton, Inc.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Class of Securities:
(1) JC Investments, L.P.
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Aggregate Number: 0 common shares
Percentage of Class: 0% common shares

2) Jenco Capital Corporation (General Partner of J C Investments, L.P.)
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Aggregate Number: 0 common shares
Percentage of Class: 0% common shares

3) William and Kay Koplovitz
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Aggregate Number: 186,153 common shares
Percentage of Class: .016% common shares

4) Stephen T. Frost Living Trust
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Aggregate Number: 27,200 common shares
Percentage of Class: .0024% common shares

5) Suzanne L. Frost Living Trust
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Aggregate Number: 24,750 common shares
Percentage of Class: .0021 common shares

6) Laurie S. Frost
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Aggregate Number: 6,500 common shares
Percentage of Class: .0006 common shares

7) Julie Frost Stangl
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Aggregate Number: 10,000 common shares
Percentage of Class: .0009% common shares

8) David A. Schutz
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Aggregate Number: 0 common shares
Percentage of Class: 0 common shares

(b) Number of Shares with Sole or Shared Power to Vote/Direct Vote, Number of Shares with Sole or Shared Power to Dispose/Direct Disposition

1) J C Investments, L.P.
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Number of Shares with Sole Power to Vote/Direct Vote: 0
Number of Shares with Shared Power to Vote/Direct Vote: 0
Number of Shares with Sole Power to Dispose/Direct Disposition: 0
Number of Shares with Shared Power to Dispose/Direct Disposition:0

2) Jenco Capital Corporation (General Partner of J C Investments, L.P.0
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Number of Shares with Sole Power to Vote/Direct Vote: 0
Number of Shares with Shared Power to Vote/Direct Vote: 0
Number of Shares with Sole Power to Dispose/Direct Disposition: 0
Number of Shares with Shared Power to Dispose/Direct Disposition:0

3) William and Kay Koplovitz
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Number of Shares with Sole Power to Vote/Direct Vote: 186,153
Number of Shares with Shared Power to Vote/Direct Vote: 0
Number of Shares with Sole Power to Dispose/Direct Disposition: 186,153 Number of Shares with Shared Power to Dispose/Direct Disposition:0

4) Stephen T. Frost Living Trust
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Number of Shares with Sole Power to Vote/Direct Vote: 27,200
Number of Shares with Shared Power to Vote/Direct Vote: 0
Number of Shares with Sole Power to Dispose/Direct Disposition: 27,000 Number of Shares with Shared Power to Dispose/Direct Disposition:0

5) Suzanne L. Frost Living Trust
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Number of Shares with Sole Power to Vote/Direct Vote: 24,750
Number of Shares with Shared Power to Vote/Direct Vote: 0
Number of Shares with Sole Power to Dispose/Direct Disposition: 24,750 Number of Shares with Shared Power to Dispose/Direct Disposition:0

6) Laurie Frost
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Number of Shares with Sole Power to Vote/Direct Vote: 6,500
Number of Shares with Shared Power to Vote/Direct Vote: 0
Number of Shares with Sole Power to Dispose/Direct Disposition: 6,500 Number of Shares with Shared Power to Dispose/Direct Disposition:0

7) Julie Frost Stangl
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Number of Shares with Sole Power to Vote/Direct Vote: 10,000
Number of Shares with Shared Power to Vote/Direct Vote: 0
Number of Shares with Sole Power to Dispose/Direct Disposition: 10,000 Number of Shares with Shared Power to Dispose/Direct Disposition:0

8) David A. Schultz
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Number of Shares with Sole Power to Vote/Direct Vote: 0
Number of Shares with Shared Power to Vote/Direct Vote: 0

Number of Shares with Sole Power to Dispose/Direct Disposition: 0
Number of Shares with Shared Power to Dispose/Direct Disposition:0

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Jenco Capital Corporation, a Tennessee corporation, is the general partner of J C Investments, L.P., a Tennessee limited partnership. The limited partners include William Koplovitz and Stephen Frost. Jenco Capital Corporation, as the general partner of J C Investments, L.P., as provided in the Limited Partnership Agreement, has the power to transfer and vote the securities held in Salton, Inc. Under the Limited Partnership Agreement of J C Investments, L.P., each limited partner owns 49.5% of the profits and equally shares in 49.5% of the losses. The general partner owns 1% of the profits, and shares in 1% of the losses.

Stephen T. Frost, as Trustee of the Suzanne L. Frost Living Trust, on behalf of the Suzanne L. Frost Living Trust, has the power to transfer and vote the securities held in Salton, Inc. Stephen Frost, as Trustee of the Stephen T. Frost Living Trust, on behalf of the Stephen T. Frost Living Trust, has the power to transfer and vote the securities held in Salton, Inc. Stephen T. Frost, as the custodian of Laurie S. Frost, has the power to transfer and vote the securities held in Salton, Inc. on behalf of Laurie S. Frost.

William and Kay Koplovitz, individually and jointly, the Stephen T. Frost Living Trust, the Suzanne L. Frost Living Trust, Laurie S. Frost, Julie Frost Stangl, and David A. Schutz have joined J C Investments, L.P. as affiliates thereof in order to explore the alternatives listed in Item 4 in our original Schedule 13-D statement. Each party hereto shall share in the profits and losses according to the pro rata share of funds/securities contributed to the cause.

Item 7. Material to Be Filed as Exhibits.

See attached Exhibit A which is specifically incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2001

J C Investments, L.P.

By Jenco Capital Corporation, General Partner

   By: /s/ Jon E. Nix
      --------------------------------------------------
      Jon E. Nix, President

                                   EXHIBIT A

                         Includes Averages of Sales of

                      Stock Over the Last Thirty (30 Days

(1) J. C. Investments, L.P.
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All selling accomplished through broker execution by Harmonic Research. 20,000 common shares sold over the last 30 days between $10.15 and $18.00.

(2) William and Kay Koplovitz:
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Sold 333,600 common shares over last 30 days at a price between $9.85 and $18.50 through broker execution.

(3) Laurie Frost
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September 10, 2001: Sold 3,750 common shares [at] $16.41 average through broker execution by Fidelity Brokerage.